                                                   APPENDIX E

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-Q

            /X/ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2000

                                       OR

            / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                    THE SECURITIES AND EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM ______________________________ TO
                         ______________________________

                        COMMISSION FILE NUMBER: 0-15374

                           PENTECH INTERNATIONAL INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                  23-2259391
     ------------------------------------              ----------------------
       (STATE OR OTHER JURISDICTION OF                     (IRS EMPLOYER
        INCORPORATION OR ORGANIZATION)                  IDENTIFICATION NO.)

              195 CARTER DRIVE,
              EDISON, NEW JERSEY                               08817
     ------------------------------------              ----------------------
       (ADDRESS OF PRINCIPAL EXECUTIVE                       (ZIP CODE)
                   OFFICES)

                                 (732) 287-6640
               --------------------------------------------------
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)


 ------------------------------------------------------------------------------
   (FORMER NAME, FORMER ADDRESS AND FORMER FISCAL YEAR, IF CHANGED SINCE LAST
                                    REPORT)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /x/ No

     The number of shares outstanding of each of the issuer's classes of common stock, as of May 12, 2000, was 12,571,258 shares of common stock, par value $.01 per share.


                     EXHIBIT INDEX IS LOCATED ON PAGE E-12.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     INDEX


                                                                                                            PAGE
                                                                                                            -----
Part I.  Financial Information:
  Item 1.    Financial Statements (Unaudited).
             Consolidated Balance Sheets as of March 31, 2000 and September 30, 1999.....................    E- 3
             Consolidated Statements of Operations for the three and six months ended
               March 31, 2000 and 1999...................................................................    E- 4
             Consolidated Statements of Cash Flows for the six months ended
               March 31, 2000 and 1999...................................................................    E- 5
             Notes to Consolidated Financial Statements..................................................    E- 6
  Item 2.    Management's Discussion and Analysis of Financial Condition and Results of Operations.......    E-10
  Item 3.    Quantitative and Qualitative Disclosure About Market Risk...................................    E-11

Part II.  Other Information
  Item 5.    Other Information...........................................................................    E-12
  Item 6.    Exhibits and Reports on Form 8-K............................................................    E-12
Signatures   ............................................................................................    E-12

                         PART I.  FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                (000'S OMITTED)

                                                                              MARCH 31, 2000    SEPTEMBER 30, 1999
                                                                              --------------    ---------------------
                                                                               (UNAUDITED)
              ASSETS (SUBSTANTIALLY ALL PLEDGED OR ASSIGNED)
Current Assets:
  Accounts receivable, net of allowance for doubtful accounts of $83 at
     March 31, 2000 and $36 at September 30, 1999..........................      $ 10,099              $15,301
  Inventories (Notes 1 and 2)..............................................        14,132               15,415
  Prepaid expenses and other...............................................         2,169                1,633
  Joint venture receivable (Note 8)........................................         1,328                   --
  Available for-sale security (Note 7).....................................            10                  181
                                                                                 --------              -------
Total current assets.......................................................        27,738               32,530
                                                                                 --------              -------
Equipment and furniture (Note 1)...........................................         8,402                9,472
  Less accumulated depreciation............................................        (6,028)              (6,318)
                                                                                 --------              -------
                                                                                    2,374                3,154
                                                                                 --------              -------
Other assets:
Trademarks, net of accumulated amortization of $811 at March 31, 2000 and
  $762 at September 30, 1999 (Note 1)......................................           233                  236
Due from officer...........................................................           174                  174
                                                                                 --------              -------
                                                                                      407                  410
                                                                                 --------              -------
                                                                                 $ 30,519              $36,094
                                                                                 ========              =======
                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable, bank (Note 3).............................................      $ 11,695              $13,882
  Accounts payable.........................................................         3,588                3,322
  Accrued expenses.........................................................         1,820                3,056
  Settlement note payable..................................................           300                  300
  Deferred revenue from joint venture (Note 8).............................           449                   --
                                                                                 --------              -------
Total current liabilities..................................................        17,852               20,560
                                                                                 --------              -------
Other liabilities:
  Royalty payable, long-term...............................................            50                   50
  Settlement note payable, long-term.......................................         1,400                1,500
                                                                                 --------              -------
                                                                                    1,450                1,550
                                                                                 --------              -------
Commitments and contingencies (Note 4)
Shareholders' equity:
  Preferred stock, par value $.10 per share; authorized 500,000 shares;
     issued and outstanding none...........................................            --                   --
  Common stock, par value $.01 per share; authorized 20,000,000 shares;
     12,571,258 shares issued and outstanding at March 31, 2000 and
     September 30, 1999, respectively......................................           125                  125
  Capital in excess of par.................................................         6,839                6,839
  Retained earnings........................................................         4,243                6,839
  Accumulated other comprehensive income...................................            10                  181
                                                                                 --------              -------
                                                                                   11,217               13,984
                                                                                 --------              -------
                                                                                 $ 30,519              $36,094
                                                                                 ========              =======

                See notes to consolidated financial statements.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (000'S OMITTED EXCEPT FOR PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                      THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                          MARCH 31,               MARCH 31,
                                                                      ------------------      ------------------
                                                                       2000       1999         2000       1999
                                                                      -------    -------      -------    -------
Net sales..........................................................   $10,497    $ 9,187      $20,781    $19,755
Cost of sales......................................................     7,069      6,088       14,129     13,385
                                                                      -------    -------      -------    -------
     Gross profit..................................................     3,428      3,099        6,652      6,370
Selling, general and administrative expenses.......................     4,140      3,603        7,875      7,141
Plant relocation costs.............................................       574         --          787         --
                                                                      -------    -------      -------    -------
     (Loss) from operations........................................    (1,286)      (504)      (2,010)      (771)
Interest expense...................................................       290        324          586        700
Other (income).....................................................        --        (15)          --        (17)
                                                                      -------    -------      -------    -------
Net (loss).........................................................   $(1,576)   $  (813)     $(2,596)   $(1,454)
                                                                      =======    =======      =======    =======
     Net (loss) per share basic and diluted (Note 1)...............   $  (.13)   $  (.06)     $  (.21)   $  (.12)
                                                                      =======    =======      =======    =======

                See notes to consolidated financial statements.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (000'S OMITTED)
                                  (UNAUDITED)

                                                                                                SIX MONTHS ENDED
                                                                                                   MARCH 31,
                                                                                              --------------------
                                                                                               2000         1999
                                                                                              -------      -------
Cash flows from operating activities:
  Net (loss)...............................................................................   $(2,596)     $(1,454)
                                                                                              -------      -------
     Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation and amortization.........................................................       523          492
     (Increase) decrease in:
       Accounts receivable.................................................................     5,202        4,926
       Inventories.........................................................................       868        1,140
       Prepaid expenses and other..........................................................      (536)         (36)
       Income taxes receivable.............................................................        --          448
     Increase (decrease) in:
       Accounts payable....................................................................       266          (70)
       Accrued expenses....................................................................    (1,236)      (1,582)
       Settlement payable..................................................................      (100)        (250)
                                                                                              -------      -------
  Total adjustments........................................................................     4,987        5,068
                                                                                              -------      -------
Net cash provided by operating activities..................................................     2,391        3,614
                                                                                              -------      -------
Cash flows from investing activities:
  (Purchase) of furniture/equipment........................................................      (158)        (335)
  (Increase) decrease in trademarks........................................................       (46)          16
                                                                                              -------      -------
Net cash (used in) investing activities....................................................      (204)        (319)
                                                                                              -------      -------
Cash flows from financing activities:
  Net (decrease) in notes payable..........................................................    (2,187)      (3,835)
                                                                                              -------      -------
Net cash (used in) financing activities....................................................    (2,187)      (3,835)
                                                                                              -------      -------
Net (decrease) in cash and cash equivalents................................................        --         (540)
Cash and cash equivalents, beginning of period.............................................        --          759
                                                                                              -------      -------
Cash and cash equivalents, end of period...................................................   $    --      $   219
                                                                                              =======      =======
Supplemental disclosures of cash flow information:
Non-cash operating activities:
  (Increase) in joint venture receivable...................................................   $(1,328)     $    --
  Increase in deferred revenue from joint venture..........................................       449           --
  Decrease in fixed assets due to transfer to joint venture................................       464           --
  Decrease in inventory due to transfer to joint venture...................................       415           --
Non-cash investing activities:
  (Decrease) in fair value of available-for-sale security..................................      (171)        (269)
Cash paid during the period for:
  Interest.................................................................................   $   584      $   782

                See notes to consolidated financial statements.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (THE INFORMATION FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2000 AND 1999 IS
                                  UNAUDITED.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Pentech International Inc. (the "Company") was formed in April 1984. A wholly-owned subsidiary, Sawdust Pencil Company ("Sawdust") was formed in November 1989 and commenced operations in January 1991. The Company and its subsidiary are engaged in the production, design and marketing of writing and drawing instruments. The Company primarily operates in one business segment: the manufacture and marketing of pens, markers, pencils and other writing instruments and related products to major mass market retailers located in the United States, under the "Pentech" name or licensed trademark brand. The Company's business is subject to certain seasonal conditions in which sales tend to be concentrated in the third and fourth quarters of the fiscal year. The Company's fiscal year ends September 30.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

  Cash Overdraft

     Any bank overdrafts are included within accounts payable in the accompanying consolidated balance sheet.

  Unaudited Financial Statements

     The unaudited financial information includes adjustments (consisting of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at March 31, 2000 and the results of operations for the three and six month periods ended March 31, 2000 and 1999 and cash flows for the six months ended March 31, 2000 and 1999.

  Inventory and Cost of Sales

     Inventory is stated at the lower of cost or market (first-in, first-out). Interim inventories are based on an estimated gross profit percentage by product, calculated monthly. Cost of sales for imported products includes the invoice cost, duty, freight in, display and packaging costs. Cost of domestically manufactured products includes raw materials, labor, overhead and packaging costs.

  Equipment and Depreciation

     Equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Major improvements to existing equipment are capitalized. Expenditures for maintenance and repairs which do not extend the life of the assets are charged to expense as incurred.

  Trademarks

     Costs related to trademarks are being amortized over a five year period on a straight-line basis.

  Revenue Recognition

     Revenue is recognized upon shipment of product to the customer.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

 (THE INFORMATION FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2000 AND 1999 IS
                                  UNAUDITED.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Fair Value of Financial Instruments

     The fair value for cash and accounts receivable approximates carrying amounts due to the short maturity of these instruments. The fair value for notes payable approximates carrying amounts due to the variable interest rates.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Stock Based Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  (Loss) Earnings Per Share

     The following table sets forth the computation of basic and diluted earnings per share:

                                                           THREE MONTHS ENDED             SIX MONTHS ENDED
                                                               MARCH 31,                     MARCH 31,
                                                       --------------------------    --------------------------
                                                          2000           1999           2000           1999
                                                       -----------    -----------    -----------    -----------
Numerator:
  Net (loss)........................................   $(1,576,000)   $  (813,000)   $(2,596,000)   $(1,454,000)
                                                       ===========    ===========    ===========    ===========
Denominator:
  Denominator for basic earnings per share-weighted
     average shares.................................   $12,571,258    $12,570,258    $12,571,258    $12,570,258
Effect of dilutive securities:
  Employee stock options............................            --             --             --             --
                                                       -----------    -----------    -----------    -----------
Denominator for diluted earnings per share--
  adjusted weighted average shares and assumed
  conversions.......................................   $12,571,258    $12,570,258    $12,571,258    $12,570,258
                                                       ===========    ===========    ===========    ===========
Basic and diluted (loss) per share..................   $      (.13)   $      (.06)   $      (.21)   $      (.12)
                                                       ===========    ===========    ===========    ===========

  Other Recently Issued Accounting Standard

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" which was amended by the Statement of Financial Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" and is effective for years beginning after June 15, 2000. The Company has completed its review of SFAS 133 and has concluded that the adoption of this statement would not have any effect on the Company and its reporting.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

 (THE INFORMATION FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2000 AND 1999 IS
                                  UNAUDITED.)

2. INVENTORY

                                                                                     MARCH 31,      SEPTEMBER 30,
                                                                                       2000             1999
                                                                                    -----------     -------------
Raw materials...................................................................    $ 3,334,000      $ 4,262,000
Work-in-process.................................................................        953,000        1,748,000
Finished goods..................................................................     10,742,000       10,511,000
Allowance for slow-moving items.................................................       (897,000)      (1,106,000)
                                                                                    -----------      -----------
                                                                                    $14,132,000      $15,415,000
                                                                                    ===========      ===========

3. NOTES PAYABLE, BANK

                                                                                     MARCH 31,      SEPTEMBER 30,
                                                                                       2000             1999
                                                                                    -----------     -------------
Revolving line of credit with interest payable monthly at prime plus .5% (9.50%
  at March 31, 2000 and 8.75% at September 30, 1999)............................    $   695,000      $ 1,882,000
Revolving line of credit with interest payable at maturity at LIBOR plus 2.5%
  (8.68% at March 31, 2000 and ranging from 7.76% to 7.87% at September 30,
  1999).........................................................................     11,000,000       12,000,000
                                                                                    -----------      -----------
                                                                                    $11,695,000      $13,882,000
                                                                                    ===========      ===========

     In January 1997, the Company entered into a three year Revolving Credit Agreement with BankAmerica Business Credit, Inc. now known as Bank of America, N.A. (BABC) (the "Credit Agreement"). Borrowings under the Credit Agreement are subject to limitations based upon eligible inventory and accounts receivable as defined in the Credit Agreement. Borrowings under the Credit Agreement accrue interest, at the Company's option, at either prime plus .5% or libor plus 2.5%.

     In December 1999, the Company and BABC entered into an agreement to renew the Credit Agreement for an additional three years (the "Renewal"). The Renewal, among other things, waives compliance with certain financial covenants violated at September 30, 1999, modifies the financial covenants for the next three fiscal years, increases the maximum inventory advance and allows for a seasonal over-advance.

     The Renewal is collateralized by a security interest in substantially all of the assets of the Company. In connection with the Renewal, the Company has agreed to the maintenance of certain financial covenants and cannot declare a cash divided without the consent of BABC.

4. CONTINGENCY

     At March 31, 2000, the Company was contingently liable for outstanding letters of credit of $551,417.

5. INCOME TAXES

     Following is a reconciliation to income taxes at the statutory rate:

                                                                             THREE MONTHS ENDED    SIX MONTHS ENDED
                                                                             MARCH 31, 2000        MARCH 31, 2000
                                                                             ------------------    ----------------
Income tax at federal statutory rate applied to income before taxes.......       $ (536,000)          $ (883,000)
State income taxes, net of federal tax benefit............................          (93,000)            (154,000)
Increase in valuation allowance...........................................          629,000            1,037,000
                                                                                 ----------           ----------
                                                                                 $       --           $       --
                                                                                 ==========           ==========

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

 (THE INFORMATION FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2000 AND 1999 IS
                                  UNAUDITED.)

6. PARADISE SETTLEMENT

     In Fiscal 1997, the Company entered into a settlement agreement with Leon Hayduchok, All-Mark Corporation and Paradise Creations, Inc., (collectively, "Paradise") providing, among other things, for Pentech to pay $500,000, deliver a $3,000,000 promissory note plus interest at the rate of 7% per annum (the "Note") and enter into a five year non-exclusive license to sell such products for a 10% royalty, with an aggregate minimum royalty of $500,000 (the "Paradise Settlement"). The Company paid $500,000 at the date of signing in January 1997 and a required payment against the Note of $400,000 in February 1997. In addition, the Note required $100,000 quarterly principal payments commencing January 1, 1998. Quarterly principal payments have been made through April 2000. The Company also paid $400,000 against the minimum royalty.

7. AVAILABLE-FOR-SALE SECURITY

     The value of Fun Cosmetics, Inc. stock (based on quoted market prices) as of March 31, 2000 was $.05 a share. However, due to the historically low level of trading activity, the number of shares the Company owns, the shares are unregistered and the Company has recently became aware that Fun has discontinued active operations, there is no assurance the Company will realize the current market value.

                                                                                               ACCUMULATED OTHER
                                                                                             COMPREHENSIVE INCOME
                                                                                            -----------------------
                                                                                            MARCH 31,     MARCH 31,
                                                                                              2000          1999
                                                                                            ---------     ---------
Net loss................................................................................     $(2,596)      $(1,454)
Unrealized loss on available-for-sale security..........................................        (171)         (269)
                                                                                             -------       -------
Comprehensive loss......................................................................     $(2,767)      $(1,723)
                                                                                             =======       =======

8. JOINT VENTURE

     During the quarter ended December 31, 1999, the Company formed a strategic partnership with a manufacturer in Shanghai, China with the purpose of developing and manufacturing both existing products and many of the Company's new products in development. The terms of the joint venture provide for Pentech to receive cash for some of its manufacturing equipment and obtain a 50% ownership in the new entity being formed in China. In addition, there are costs associated with the relocation of the Company's domestic manufacturing facility. As of March 31, 2000, the Company has shipped approximately $1,328,000 worth of equipment and inventory and incurred relocating costs of approximately $787,000.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

  (1) Material Changes in Results of Operations

     Net sales increased in the three and six months ended March 31, 2000 14.3% and 5.2%, respectively, from the same periods a year ago, primarily due to an increase in its "Fireworks" line of pens and its children's activity product line.

     Gross profit as a percentage of net sales decreased for the three and six months ended March 31, 2000 to 32.7% and 32% from 33.7% and 32.2%, respectively, as compared to the same periods a year ago. This was due to the decline in sales of licensed products for which the Company historically obtained higher gross margins. In addition, there was an increase in sales from the direct import program which generate lower gross profit margins.

     Selling, general and administrative ("SG&A") expenses as a percentage of sales for the three and six months ended March 31, 2000 increased to 39.4% and 37.9% from 39.2% and 36.1%, respectively, as compared to the same periods a year ago. This was primarily due to the increase in our sales force as well as an increase in freight expenses. In addition, there was an increase in advertising and promotional expenses.

     For the three and six months ended March 31, 2000, interest expense decreased as compared to the same periods a year ago. This was due to a lower outstanding loan balance this year.

     For the three and six months ended March 31, 2000, the net loss was $1,576,000, or $.13 per share, and $2,596,000, or $.21 per share, as compared to a net loss of $813,000, or $.06 per share, and $1,454,000, or $.12 per share, respectively, for the same prior periods a year ago. The decrease in income was primarily due to higher SG&A expenses and the plant move expenses.

  (2) Material Changes in Financial Condition

     In January 1997, the Company entered into a three year $30,000,000 (subsequently amended to $25,000,000) revolving credit facility with BankAmerica Business Credit Inc., now known as Bank of America, N.A. ("BABC") (the "Credit Agreement"). The amount of drawings under the facility is subject to limitations based upon eligible inventory and accounts receivable as described in the Credit Agreement. The Credit Agreement is collateralized by a security interest in substantially all of the assets of the Company. In addition, in accordance with the Credit Agreement, the Company has agreed, among other things, to the maintenance of certain financial covenants.

     In December 1999, the Company and BABC entered into an agreement to renew the Credit Agreement for an additional three years (the "Renewal"). The Renewal, among other things, waives compliance with certain financial covenants violated at September 30, 1999, modifies the financial covenants for the next three fiscal years, increases the maximum inventory advance and allows for a seasonal over-advance.

     The $3,000,000 note (the "Note") issued in connection with the Paradise Settlement requires $100,000 quarterly principal payments that commenced January 1, 1998 thru April 1, 2004. Quarterly principal payments were made through April 2000.

     During the quarter ended December 31, 1999, the Company formed a strategic partnership with a manufacturer in Shanghai, China with the purpose of developing and manufacturing both existing products and many of the Company's new products in development. The terms of the joint venture provide for Pentech to receive cash for some of its manufacturing equipment and obtain a 50% ownership in the new entity being formed in China. In addition, there are costs associated with the relocation of the Company's domestic manufacturing facility. As of March 31, 2000, the Company has shipped approximately $1,328,000 worth of equipment and inventory and incurred relocation costs of approximately $787,000.

     The Company continued several actions to increase its liquidity. It continued a policy of obtaining thirty to sixty day open credit to finance a majority of its purchases that historically have been financed pursuant to letters of credit. It continues to reduce the number of items held in inventory and has reduced the level of capital expenditures.

     Working capital decreased $2,084,000 to $9,886,000 at March 31, 2000. As a result of the seasonal nature of the Company's business, the Company's borrowings under the Credit Agreement increases significantly in the months of May, June, July and August as the Company finances its inventory and receivables, and declines in September and October after the collections of receivables from its sales during its seasonally high "Back to School" sales period. The change in financial position during the six months ended March 31, 2000 reflects primarily this seasonality due to the decrease in receivables from the collection of its Back-to-School sales and a decline in inventory.

     The Company anticipates that borrowings under the Credit Agreement together with anticipated revenues from operations, will be sufficient to provide liquidity on both a short-term and long-term basis to finance its future operations. The Company believes these resources are sufficient to support its operating expenses.

  (3) Safe Harbor Statement

     Statements which are not historical facts, including statements about the Company's confidence and strategies and its expectations about new and existing products, technologies and opportunities, market and industry segment growth, demand and acceptance of new and existing products are forward looking statements that involve risks and uncertainties. there include, but are not limited to, product demand and market acceptance risks; the impact of competitive products and pricing; the results of financing efforts; the loss of any significant customers of any business; the effect of the Company's accounting policies; the effects of economic conditions and trade, legal, social, and economic risks, such as import, licensing, and trade restrictions; the results of the Company's business plan and the impact on the Company of its relationship with its lenders.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

     Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk in the areas of changes in United States and international borrowing rates and changes in foreign currency exchange rates. In addition, we are exposed to market risk in certain geographic areas that have experienced or remain vulnerable to an economic downturn, such as China. We purchase substantially all of our inventory from companies in China, and therefore, we are subject to the risk that such suppliers will be unable to provide inventory at competitive prices. While we believe that, if such an event were to occur we would be able to find alternative sources of inventory at competitive prices, we cannot assure you that we would be able to do so. These exposures are directly related to our normal operating and funding activities. Historically and as of September 30, 1999, we have not used derivative instruments or engaged in hedging activities to minimize our market risk.

                                    PART II

                               OTHER INFORMATION

ITEM 5.  OTHER INFORMATION.

     Notice is hereby given to the shareholders of the Company, that the Company's Annual Meeting of Shareholders scheduled to be held in April, 2000 has been postponed.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.

     (a) Exhibits.

 3.1    --   Certificate of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.1 to
             Registration Statement No. 33-16453 (the "Registration Statement").

 3.2    --   By-Laws of the Company incorporated by reference to Exhibit 3.2 of the Registration Statement.

  27    --   Financial Data Schedule.

     (b) Reports on Form 8-K.

     During the quarter ended March 31, 2000, the registrant did not file any reports on Form 8-K.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                                             PENTECH INTERNATIONAL INC.

Dated: May 22, 2000                                          By:            /s/WILLIAM VISONE
                                                                --------------------------------------------
                                                                              William Visone,
                                                                Executive Vice President--Strategic Planning
                                                                        (Duly authorized officer and
                                                                          Chief Financial Officer)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
------         ----------------------------------------------------------------------------------------------------
  27      --   Financial Data Schedule